

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 15, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Donald St. Pierre
Chief Financial Officer
Blackwater Midstream Corp.
660 LaBauve Drive
Westwego, LA 70094

   Re: **Blackwater Midstream Corp.**
       Form 10-K for the year ended March 31, 2009
       File No. 000-51403

Dear Mr. St. Peirre:

  We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

  Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended March 31, 2009

Item 1. Business

Environmental, page 5
1. In the final paragraph on page 5 you state that "In relation to our pollution claim, through March 31, 2008 we incurred clean up and mitigation expenses of approximately, $781,000 . . ." We assume that the date contains a typographical error and that you intended to refer to March 31, 2009. Please revise or advise.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Development Stage, page 11
2. Your disclosure discussing your investment in Safeland and subsequent write-down appears to indicate your reliance on the opinion of a third-party appraiser in determining the appropriate charge. This language identifies such third party as an expert for purposes of Item 601 of Regulation S-K (Exh. 23). Please note that, should you incorporate these financial statements into a registration statement, either explicitly or by reference, you will need to revise this disclosure throughout your filing (including your financial statement footnotes and MD&A) to either remove the reference or name such third-party and provide consent under Exhibit 23. Your attention is invited to Question 141.02 of the Compliance and Disclosure Interpretations for guidance.

Results of Operations

General

3. Where a predecessor exists, MD&A should focus on comparative discussions of the predecessor's financial statements for periods prior to the acquisition date. Discussions such as the description of operating results for the registrant for the year ended March 31, 2008 (page 15) should be omitted, as they are confusing. The historical operating results of the predecessor become the historical operating results of the company. If you are unable to provide them (as we assume is the case for the predecessor balance sheet as of March 31, 2008), please disclose and explain this fact in the filing.

For the Period December 23, 2008 through March 31, 2009 compared to the Period
January 1, 2008 through March 31, 2008.

Depreciation, page 14

4. We note from your disclosure here that as part of the acquisition process, you not
    only recorded fair value adjustments increasing the value of the tank storage assets,
    but also adjusted the estimated useful lives thereof. Please explain to us how the new
    useful lives were determined, how they compared to the useful lives used by
    Westwego prior to the acquisition, and why these differences existed. Include in your
    response a table showing the dollar value effects of the step up in basis and change in
    depreciable lives. Your response should specifically support the useful lives
    disclosed in Note 3 on page 28. We may have further comment on your response.

Liquidity and Capital Resources, page 15

5. Please expand your discussion to follow the guidance in SEC Codification of
    Financial Reporting Policies Section 607.02, Uncertainty about an Entity's Continued
    Existence. Additional detail should be provided to show that over the next twelve
    months, management is confident that sufficient working capital will be obtained.
    Please provide additional detail including but not limited to the following:
    *   Prominent disclosures of your financial difficulties and viable plans to overcome
        these difficulties.
    *   Disclosures of any known demand, commitments or uncertainties that will result
        in your liquidity increasing or decreasing in any material way.
    *   Detailed cash flow discussions for the twelve month period following the date of
        the latest balance sheet presented.
    *   A reasonably detailed discussion of your ability or inability to generate sufficient
        cash to support operations.
    *   Management's plans (including relevant prospective financial information).

Financial Statements

General

6. We note that historical financial statements have not been prepared for the Terminal,
    as it had no separate legal status of existence. Instead you have presented carve-out
    financial statements for the acquired entity although the operations of the Westwego
    storage facility are considered to be your predecessor. Accordingly, as you have not
    filed the required financial statements and pro forma financial information you are
    not considered timely for purposes of Form F-3. Further, until you have filed full
    audited financial statements of the acquired business for the time span required under
    Regulation S-X Rules 8-02 and 8-03 and the pro forma financial information required
    under Regulation S-X Rule 8-05, we will not declare effective any registration
    statements or post-effective amendments. In addition, you should not make offerings

under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501 (a) of that regulation until you file the required financial statements. Please confirm that this is your understanding or advise. We refer to the letter from Leslie A. Overton, Associate Chief Accountant dated January 30, 2009.

Consolidated Statement of Operations

7. Refer to the predecessor statement of operations for the year ended December 31, 2007. The storage and services revenues are not consistent with the total revenue balance for the period. Please revise as appropriate.

8. We note from your disclosure on page 8 that you declared a stock dividend on January 28, 2008. It appears that the company's statement of operations for fiscal 2008 does not reflect the impact of this dividend.   Specifically, please revise the computations of basic and diluted EPS to retroactively adjust the number of shares for that period to reflect that change in capital structure. Alternatively, please tell us why you believe that the current presentation is appropriate. Refer to the guidance in FASB ASC 260-10-55-12. Disclosure throughout your filing should be revised to retroactively restate the outstanding number of shares. Your discussion of the stock dividend on page 8 should also be revised to indicate that the number of shares has been retroactively restated to reflect the dividend.

Consolidated Statement of Stockholder's Equity

9. Refer to the caption "Shares Issued for Services" in the Successor's statement. Please reconcile the per share price of these common shares to the market information provided on page 8. In this regard, we note your stated accounting policy for stock-based compensation on page 27. We may have further comments upon review of your response.

Consolidated Statements of Cash Flows

10. Although your restricted cash has been classified as a current asset on the face of the balance sheet, it should not be included as a component of cash and cash equivalents in your statement of cash flows. Instead, cash at the beginning and end of the period should agree directly to "Cash and cash equivalents" on the face of the balance sheet in accordance with FASB ASC 230-10-45-4. Please revise accordingly.

Note 1. Organization and Summary of Significant Accounting Policies

Accounts Receivable, page 26

11. We note your disclosure here that accounts receivable are recorded when products are sold or services are rendered. Please revise this disclosure for consistency with your revenue recognition note. That is, from disclosure throughout your filing it does not appear you sell products, only provide services in the form of storage space and ancillary services. Please revise or advise.

Basic and Diluted Loss per Share, page 27

12. Please revise this note to specifically state the number of potentially dilutive securities excluded from the calculation of earnings per share due to antidilution. Refer to FASB ASC 260-10-50-1(c)

Note 4. Acquisition of Nustar Energy's Westwego, La Storage Terminal, page 28

13. Please revise the reference to the "SEC reporting manual" to refer, instead, to Article 8-01 (Note 1 to paragraph 210.8 thereunder) of Regulation S-X in this footnote.

Note 9. Commitments and Contractual Obligations, page 33

14. Please compare the two methods of compensation in greater detail. Specifically, if the value of a director's award is equivalent to $60,000 in common shares at a particular date, please tell us the value of that same award if the director elects to receive the stock options instead of the shares. For example, the exercise price of the options is not clear from your disclosures. Explain whether the value of the award to the director, and the related charge recorded by the company, is the same under each option and illustrate your conclusion numerically.

Form 10-Q for the Quarterly Period Ended December 31, 2009

Consolidated Balance Sheets, page 2

15. Please revise your column headers to indicate both dates at which a balance sheet is presented are "Successor."

Note 2. Stock-Based Compensation, page 7

16. In the final paragraph of this footnote you state that, on December 8, 2009, the BOD amended all restricted share grants to management to change the vesting dates to January 1, 2012. We assume that this amendment applies to future share grants and that you are not altering the terms of previously issued grants. Please confirm or

supplementally explain how our understanding is incorrect, and how this may impact the accounting for prior grants.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 16

17. Your working capital ratio is a GAAP based computation. Please omit the presentation of a "working capital ratio" computed without the disposal of asset liability. It is a non-GAAP financial measure. We do not object if you wish to quantify the dollar impact of the disposal of asset liability balance on current liabilities at each of those dates.

18. As a related matter, given the nature of your business, it is difficult to say that leak incidents and the resulting liabilities are "non-recurring" in nature. We would not object if you wish to characterize the charge as unusual or infrequent instead.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief